File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated June 20th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: June 20th., 2002

VITRO SIGNS DEFINITIVE AGREEMENT
WITH AFG INDUSTRIES, INC.

* The agreement is in line with Vitro's strategy of focusing on its core businesses of Flat Glass, Containers and Glassware

* This transaction will strengthen Vitro's operations.

Garza Garcia, Nuevo Leon, Mexico, June 20, 2002.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) and AFG Industries, Inc. today announced that have signed a definitive agreement to establish a 50/50 joint venture for the production of float glass in Mexicali, B.C.N. Mexico. Vitro Plan, S.A. DE C.V., a subsidiary of Vitro will join forces with AFG Industries, Inc, a subsidiary of Asahi Glass Co., Ltd.

This transaction, which was previously announced on November 2, 2001, is consistent with Vitro´s strategic plan to focus on its core businesses and strengthen its operations.

The cost of the Mexicali plant will be in the order of USD 100 million, will have a production capacity of around 550 metric tones of flat glass per day, and will serve the growing glass demand in NAFTA.

The joint venture company will convert an existing glass container facility, owned by Vitro, into Vitro's and AFG most modern, high quality, float glass plant. The partners expect that the plant will be completed by the fourth quarter of 2003.

José Domene, Chief Operating Officer of Vitro, said, "This alliance between two key global leaders, will allow both companies to join forces, and obtain competitive advantages to better serve its customers".

Luc Willame, President of the Flat Glass Company, said, "The plant's location will also help us reduce shipping costs to our customers since West Coast demand has historically exceeded supply and we have had to ship glass from the Midwest and East to service our customers. With NAFTA economies improving and glass demand strengthening, this is an excellent time to invest in additional capacity. Timing is also fortunate with the implementation of California's new energy codes and improving residential and commercial construction".

Roberto Rubio, President of Flat Glass, added, "This strategic alliance goes beyond a huge opportunity for both companies. It is the beginning of brilliant future".

The Flat Glass Company of Asahi Glass Co., Ltd. was introduced in April this year and is one of the 4 "In house companies" that was set up in the framework of the global reorganization of AGC. The others being "Automotive Glass Company", "Display Company" and "Chemicals Company". The Flat Glass Company, headquartered in Brussels, Belgium, covers all the glass production and processing activities for the building sector and industries sector in America through AFG, in Japan/Asia through Asahi Flat Glass and in Europe through the Glaverbel Group. With its 35 float plants, the Flat Glass Company is the world leader in raw glass, with a world market share of around 20%. It currently employs around 27,500 people and has annual sales of approximately USD 3.2 billion.

AFG Industries, Inc., operating unit of the Flat Glass Company in North America, is the largest US glass supplier to the construction industry. It has 10 glass producing lines in eight plants and operates 51 distribution and fabrication locations through AFGD, 5 residential insulating plants through AFG Insulating and 2 coating operations through AFG Coatings.

Vitro, S.A. de C.V. (BMV: VITROA; NYSE: VTO) through its subsidiary companies is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances.
Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas and Europe, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(For the Media) Albert Chico Smith Vitro S.A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Investors) Beatriz Martinez Vitro S.A. de C.V. +52 (81) 8863-1258 bemartinez@vitro.com	(In the US) Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com